                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                (AMENDMENT NO. 8)

                       PEGASUS COMMUNICATIONS CORPORATION
                            (Name of Subject Company)

                       PEGASUS COMMUNICATIONS CORPORATION
             (to be renamed Pegasus Satellite Communications, Inc.)
                        (Name of Filing Person (Issuer))

            12 3/4% Series A Cumulative Exchangeable Preferred Stock
                         (Title of Class of Securities)

                                    705904209
                      (CUSIP Number of Class of Securities)

                              Scott A. Blank, Esq.
                                 Vice President
                       Pegasus Communications Corporation
                  c/o Pegasus Communications Management Company
                         225 City Line Avenue, Suite 200
                         Bala Cynwyd, Pennsylvania 19004
                            Telephone: (888) 438-7488

                                    Copy to:

                             Michael B. Jordan, Esq.
                           Drinker Biddle & Reath LLP
                                One Logan Square
                             18th and Cherry Streets
                           Philadelphia, PA 19103-6996
                                 (215) 988-2700
           (Name, Address and Telephone Number of Person Authorized to
         Receive Notices and Communications on Behalf of Filing Person)

                            Calculation of Filing Fee


Transaction Valuation*                            Amount of Filing Fee**
------------------------------------    --------------------------------------
  $162,588,000                                          $32,517.60


* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the exchange of the entire $152.8 million outstanding liquidation preference of Series A Cumulative Exchangeable Preferred Stock, plus accrued and unpaid dividends as of the settlement date (the "Pegasus Communications Preferred Stock") of Pegasus Communications Corporation for an equal amount of Series A Cumulative Exchangeable Preferred Stock (the "Pegasus Satellite Preferred Stock") of Pegasus Satellite Communications, Inc. Based on the accumulated value of the outstanding Pegasus Communications Preferred Stock as of January 18, 2001, the transaction value is equal to $162,588,000. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the transaction value.

**  Previously paid.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(A)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     Amount previously paid:  $32,517.60
     Filing Party:  Pegasus Communications Corporation
     Form or Registration No.:  Schedule TO
     Date Filed:  December 19, 2000

| | Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     | | third-party tender offer subject to Rule 14d-1.
     |X| issuer tender offer subject to Rule 13e-4.
     | | going-private transaction subject to Rule 13e-3.
     | | amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: | |

                                  TENDER OFFER


     This Amendment No. 8 further amends the Tender Offer Statement on Schedule TO (the "Schedule TO") filed by Pegasus Communications Corporation, a Delaware corporation, on December 19, 2000 in connection with its offer to exchange up to $162.6 million aggregate liquidation preference of Pegasus Communications Preferred Stock or a lesser amount as is properly tendered and not withdrawn, for an equal amount of Pegasus Satellite Preferred Stock on the terms and subject to the conditions described in the Offering Memorandum, dated December 19, 2000, and related Consent and Letter of Transmittal (the Offering Memorandum and the Consent and Letter of Transmittal, as amended and supplemented from time to time, together constitute the "Offer"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Offering Memorandum.


     The Schedule TO, which expressly incorporates by reference the information provided in the Offer in response to all items in the Statement, is hereby amended and supplemented as follows.

ITEMS 1, 4 and 6.

     The following amendments are included in Supplement No. 8 to the Offering Memorandum, a copy of which was sent to the holders of Pegasus
Communications Preferred Stock on February 6, 2001. A copy of Supplement No. 8 is filed as Exhibit (a)8 hereto and is incorporated herein by reference.

     Items 1, 4 and 6 of the Schedule TO, which incorporate by reference information contained in the Offer and all exhibits to the Offer, are hereby amended and supplemented as follows:

     1. The Offering Memorandum and consent solicitation statement provides that we can terminate the exchange offer and consent solicitation for any of a number of reasons. Two of these reasons are:

     o If we do not receive tenders of a majority of the Pegasus Communications preferred stock.

     o If we decide not to complete the holding company reorganization described in the offering memorandum.

     We are amending those conditions as follows.

     o Our obligation to complete the exchange offer is conditioned on our receipt of unrevoked tenders of 100% of the Pegasus Communications preferred stock on the exchange offer expiration date (as it may have been extended). If that condition is satisfied, we will complete the exchange offer and the holding company reorganization.

     o If on the exchange offer expiration date (as it may have been extended) we have received unrevoked tenders of a majority but less than 100% of the Pegasus Communications preferred stock, we may elect to complete the holding company reorganization and waive the condition that we receive 100% acceptance of the exchange offer. If we do so, we will notify holders of the Pegasus Communications preferred stock and extend the expiration date for an additional five business days.

     2. The section Risk Factors-We Could Lose Revenues if We Have Out of Territory Subscribers on page 19 of the Offering Memorandum, is hereby amended and supplemented by the addition of the following paragraphs:

     January 15, 2001, DIRECTV, Inc. notified Pegasus that DIRECTV claims Pegasus owes it approximately $6.2 million in revenues attributable to 7,188 subscribers that had been treated as Pegasus' or Golden Sky's customers but in fact received service outside Pegasus' and Golden Sky's exclusive territories. DIRECTV's claim is for revenues collected from these subscribers before they were transferred to DIRECTV or disconnected in 2000 and would be reduced by revenues attributable to customers that had been treated as DIRECTV customers but received service in Pegasus' and Golden Sky's territories. DIRECTV also makes claims in an unspecified amount for other alleged territory issues.

     DIRECTV's notice states that it intends to exercise its rights to terminate Pegasus' and Golden Sky's distribution agreements unless the alleged breach is cured by payment of the $6.2 million requested (reduced by amounts payable by DIRECTV to Pegasus and Golden Sky) within a specified period, which will expire February 15, 2001.

     Pegasus strongly disagrees that DIRECTV's letter is effective as a notice of its intent to terminate the distribution agreements, and intends to contest DIRECTV's actions in whatever manner may be appropriate.

     3. The last two sentences of the second full paragraph on page 18 are hereby deleted and replaced with the following:

     On January 31, 2001, the court issued an order denying in its entirety DIRECTV's motion for partial summary judgment relating to the right of first refusal. The court also certified the plaintiffs' class. The court has set a trial date of February 25, 2002.

     4. The section Recent Developments-New Holding Company Transactions-Patent Litigation on page 26 of the Offering Memorandum is hereby amended and supplemented by the addition of the following as the last full paragraph of the section:

     Each of the defendants have filed answers to the patent infringement lawsuit denying all claims made by Personalized Media and us. In addition, each of the defendants other than Phillips Electronics, has requested a declaratory judgment seeking to have the patents we acquired from Personalized Media declared not infringed, invalid and unenforceable. Phillips Electronics has requested a declaratory judgment to have the patents declared not infringed and invalid. DIRECTV has also filed a counterclaim against Pegasus Development alleging unfair competition under the federal Lanham Act. In a separate counterclaim, DIRECTV has alleged that both Pegasus Development's and Personalized Media's patent infringement lawsuit constitutes "abuse of process."

     5. The initial period of the Offer, which was scheduled to expire at 5:00 p.m., New York City time, on January 18, 2001, and which was extended to 5:00 p.m., New York City time, on January 22, 2001, to 5:00 p.m., New York City time, on January 26, 2001, to 5:00 p.m., New York City time, on January 31, 2001, to 5:00 p.m., New York City time, on February 1, 2001, to 5:00 p.m., New York City time, on February 2, 2001, to 5:00 p.m., New York City time, on February 5, 2001 and then to 5:00 p.m., New York City time, on February 6, 2001, has been further extended to 5:00 p.m., New York City time on February 15, 2001, unless further extended.

     In a letter dated February 6, 2001, delivered to The Depository Trust Company, Pegasus Communications announced that the expiration date of the Offer has been extended to 5:00 p.m., New York City time, on February 15, 2001, unless further extended. A copy of the announcement is filed as Exhibit (a)(7) and is incorporated in response to this Item by reference.

ITEM 12. EXHIBITS.

     Item 12 is hereby amended and supplemented by adding the following exhibit.

     (a)(7) Announcement delivered to The Depository Trust Company dated February 6, 2001

     (a)(8) Supplement No. 8 to the Offering Memorandum of Pegasus Communications Corporation dated December 19, 2000

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information provided in this statement is true, complete and correct.


                                     Dated:  February 6, 2001


                                     PEGASUS COMMUNICATIONS CORPORATION

                                     By:   /s/ Scott A. Blank
                                          ------------------------------
                                            Name:  Scott A. Blank
                                            Title: Vice President

                                 EXHIBIT INDEX

Exhibit No.      Description


(a)(7) Announcement delivered to The Depository Trust Company dated February 6, 2001

(a)(8) Supplement No. 8 to the Offering Memorandum of Pegasus Communications Corporation dated December 19, 2000